15046948

ES
E COMMISSION
20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FKA ~~Ascent Real Estate Securities LLC~~ Catalyst Mutuals Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5690 DTC BLVD 130 W
(No. and Street)

Greenwood Village (City) CO (State) 80123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Lewis 303-220-3864
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite St #600 (Address) Denver (City) CO (State) 80237 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/4/15

OATH OR AFFIRMATION

I, Randolph S. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascent Real Estate Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

FABIO DELUCA
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144021800
MY COMMISSION EXPIRES MAY 30, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Colorado
County of Arapahoe
The foregoing instrument was acknowledged before me on this 11TH day of FEBUARY 20 15 by RANDOLPH LEWIS who is personally known to me or has produced COLORADO DRIVER LICENSE as identification

Notary's Signature

Catalyst Mutuals Fund Distributors LLC

5690 DTC Blvd Suite 130-W

Greenwood Village, CO 80111

Member FINRA & SIPC

Ph 303-220-3864

February 26, 2015

Securities & Exchange Commission

100 F Street, NE

Washington DC 20549

Re: Audited Statements 12 /31/2014 – For Public Access

Ascent Real Estate Securities LLC SEC# 8-67829

Dear Sirs:

Please use the attached statements for **Public Access Only**

Thank You

Sincerely

Douglas Temple

Compliance Officer

ASCENT REAL ESTATE SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Report of Independent Registered Public Accounting Firm

Members
Ascent Real Estate Securities, LLC

We have audited the accompanying statement of financial condition of Ascent Real Estate Securities, LLC as of December 31, 2014, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Ascent Real Estate Securities, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascent Real Estate Securities, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the "Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of Ascent Real Estate Securities, LLC's financial statements. The Supplemental Schedules are the responsibility of Ascent Real Estate Securities, LLC's management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules we evaluated whether the Supplemental Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

StarkSchenkein, LLP

Denver, Colorado
February 24, 2015

Ascent Real Estate Securities LLC
Statement of Financial Condition
As of December 31, 2014

ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 123,569
Accounts Receivable	35,571
Due from Affiliate	6,065
TOTAL ASSETS	**$ 165,205**
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$ 10,922
Accounts Payable - Related Party	78,014
Total Liabilities	88,936
Members' Equity	76,269
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 165,205**

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Ascent Real Estate Securities, LLC (the "Company") is a Colorado limited liability company that was established to distribute The Global Real Estate Investments Fund (the "Fund"), registered under the Investment Company Act of 1940. The Company was formed on December 18, 2007 and commenced operations on June 3, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer. On October 30th, 2014 the sole Owner ("Real Estate Securities Partners, LLC") of Ascent Real Estate Securities, LLC ("ARES") entered into a purchase and sale agreement to sell 100% of its equity in ARES to an unrelated, third Party ("MFund Distributors, LLC"). The transaction closed on January 1, 2015.

15c3-3 Exemption

The Partnership under Rule 15c3-3(k)(1) is exempt from the customer reserve requirements and the possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts and has a limited business as a distributor of mutual funds.

Revenue Recognition

As the distributor of mutual funds, the Company earns commissions and mutual fund service fees on mutual fund sales.

The Company recognizes commissions, fees, and related expenses in accordance with terms of the underlying agreements as securities transactions occur. Revenues are recorded as they are earned.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Income Taxes

As a limited liability company, the Company is not considered a separate taxable entity for income tax purposes. All income is reported on the members' tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value

The Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accounts payable related party are carried at amounts which approximate fair value due to the short-term nature of those instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2014, the Company had net capital and net capital requirements of $34,633 and $5,929, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.57 to 1.

NOTE 3 - CONCENTRATIONS

Revenue from three customers were approximately $905,000 and represented 90% of the total commercial revenue of the Company for the year ended December 31, 2014.

As of December 31, 2014, the amounts due from these customers was approximately $38,000 representing 91% of accounts receivable.

NOTE 4 - RELATED PARTIES AND DUE FROM AFFILIATE

The Company is the distributor of related party mutual funds and earns commissions for sales. As of December 31, 2014, the Company had sales of $773,660 and had accounts receivable of $6,065 from their affiliate.

The Company has a services and expense agreement with a related limited liability corporation. Total rent expense paid to the affiliate was $8,000 for the year ended December 31, 2014.

NOTE 5 - MEMBERS' EQUITY

The Company is owned by one member.

During the year ended December 31, 2014, members contributed $10,000.

NOTE 6 - PURCHASE AND SALE AGREEMENT

On October 30, 2014, the sole member entered into a purchase and sale agreement with a third party to transfer 100% of ownership of the Company for $65,000 and the sole member will retain the tangible assets and liabilities (net book value of approximately $76,000 at December 31, 2014). The transaction is to close no more than 3 business days following the earlier of FINRA Approval or expiration of the 30 day notice to FINRA of the transaction. The Company will continue to hold the FINRA broker dealer license subsequent to the closing of the transaction. As of December 31, 2014, FINRA approval was still pending and the sale was not finalized.

NOTE 7 - SUBSEQUENT EVENTS

On January 1, 2015, the purchase and sale of 100% of the ownership of the Company occurred. The Company's sole member received $25,000 subsequently.

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.